UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant's name into English)

520 William Street
Cobourg, Ontario
K9A 3A5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [  ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc.
(Registrant)

Date: November 10, 2022	By: /s/ Donal Carroll
Name: Donal Carroll
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the period ended September 30, 2022
99.2	Management’s Discussion and Analysis for the period ended September 30, 2022
99.3	Form 52-109F2 Certification of Interim Filings - CEO
99.4	Form 52-109F2 Certification of Interim Filings - CFO